Galata Acquisition Corp.

2001 S Street NW, Suite 320
Washington, DC 20009

June 20, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Kate Beukenkamp and Dietrich King

Re:	Galata Acquisition Corp.
Registration Statement on Form F-4, filed December 30, 2022 (as amended, the “Registration Statement”)
File No. 333-269067

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Galata Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:15 p.m., Eastern Time, on June 22, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Willkie Farr & Gallagher LLP, request by telephone that such Registration Statement be declared effective.

Please contact Danielle Scalzo, of Willkie Farr & Gallagher LLP, counsel to the Company, at (212) 728-8620, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Kemal Kaya
Kemal Kaya
Chief Executive Officer